

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2014

Via E-mail
Robert Fedun
Chief Executive Officer
Horizon Minerals Corp.
9101 West Sahara Avenue, Suite 105-197
Las Vegas, Nevada 89117

> **Re: Horizon Minerals Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed on March 31, 2014**
> **File No. 333-176798**

Dear Mr. Fedun:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page F-1

1.   Please amend the filing to include the report of independent registered public accounting firm that audited the fiscal year ended December 31, 2012 and cumulative period from May 11, 2011 to December 31, 2012. Please refer to Rule 2-05 of Regulation S-X.

Item 9A (T) Controls and Procedures

Management's Annual Report on Internal Controls Over Financial Reporting, page 11

2.   Your conclusion regarding the effectiveness of your internal controls appears to be limited solely to the detection of the inappropriate application of US GAAP rules. Please represent to us, and in future filings state, your conclusion in regard to your overall internal controls over financial reporting.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

                                        Sincerely,

                                        /s/ Lyn Shenk

                                        Lyn Shenk
                                        Branch Chief